October 6, 2004


Via Facsimile (216) 241-0816 and U.S. Mail

Edward W. Moore, Esq.
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH  44114-2688

RE:	Hickok Incorporated
	Draft Supplement to Offer to Purchase filed on September 28, 2004
      Schedule 13E-3/A filed on September 30, 2004
      File No. 5-16179

Dear Mr. Moore:

      We have the following comments on the above-referenced filings.

Draft Supplement
Termination of Registration, page 3

1. We note your revisions in response to prior comment 5.
Disclose in more detail what the $19,000 of "Misc. Other" represents.

Background of the Board`s Determination to Pursue this Offer, page 4

2. Revise to describe the substance of the discussions that took place at the February 17, 2004 committee meeting in accordance with prior comment 3.

3. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the discussions that took place between representatives of the company and Loveman-Curtiss as referenced in the third paragraph on page 5 and any presentations made by Loveman-Curtiss at the June 9, 2004 board meeting, and file any written materials, such as the drafts of the appraisal and fairness opinion submitted to the board for the June 9, 2004 meeting, as exhibits to the Schedule 13E-3 pursuant to
Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. To the extent that the information contained in the preliminary drafts is substantially similar to the disclosure already provided in the summaries of the advisor`s final appraisal and opinion, then provide a statement to this effect and summarize any differences in the information presented.

4. Clarify what you mean by the statement that the board selected an offering price of $10.00 per share because it was a price "that was expected to achieve the Company`s objectives." With a view toward disclosure, revise to explain why a $10.00 per share offering price better achieves the company`s objectives as opposed to any other amount.

Timing of this Offer, page 5

5. Specify the various "methods" of reducing expenses other than going private that the board considered and explain why those methods were rejected in favor of the current transaction. Refer to prior comment 7.

Alternatives to this Offer, page 6

6. Revise to disclose the reasons for Koonce`s opposition to a going private transaction, if known, and explain how its opposition impacted the board`s consideration of the transaction.

Fairness of this Offer, page 6

7. Given your disclosure that the board "considered" Loveman-
Curtiss` income approach to fulfill its obligation under Item 1014 of Regulation M-A to evaluate the consideration in relation to going concern value, then the board must specifically adopt the advisor`s analyses as its own. See prior comment 10.

8. We note your response to prior comment 13 that Loveman-Curtiss did not make a specific statement in either the appraisal or the fairness opinion regarding fairness to shareholders who retain their equity investment. However, the disclosure in your original offer document that the advisor "prepared a fairness opinion as to the offer`s fairness to both those shareholders selling their common shares to the Company pursuant to this offer and the remaining shareholders" suggests otherwise. Please revise to reconcile this seemingly inconsistent information. To the extent the advisor did not address fairness to shareholders who retain their investment, please provide an explicit statement to that effect.

9. We reissue prior comment 14 and request that you reproduce in full all referenced financial forecasts, including the projections developed by Loveman-Curtiss and the forecasts appearing in the company`s 2004 strategic plan.

Conditions of the Offer

10. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the first paragraph on page 11 and the first full paragraph on page 12 to exclude actions or omissions to act by the company as a reason for the assertion of a condition.

11. The first paragraph of this section contains language suggesting that once a condition is triggered, the company may decide in its reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis. In addition, revise the disclosure contained in the last paragraph of this section to clarify that the completion of the offer and payment for shares despite the occurrence of one of the listed events constitutes a waiver of the condition, and that at least five business days must remain in the offer after the waiver.

12. Condition (1)(b) refers to an impairment of the benefits the company expects to receive from this offer. Since security holders should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

13. The disclosure in condition (9) states that your offer may be amended or terminated if "any change or event occurs, is discovered, or is threatened to the business, condition (financial or otherwise), income, operations, or prospects" that is or "may be" material to the company. This condition appears to include both positive and negative effects on the business, and may be so broad as to render the offer illusory. Revise your disclosure to clarify those changes or events that would allow amendment or termination of the offer.

Schedule 13E-3/A

14. We note your reference to forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995" in your press release dated September 30, 2004. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. See Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Please refrain from referring to the safe harbor provisions in any other future written communications relating to this transaction.

Closing Information

      As appropriate, please revise the Supplement to the Offer to Purchase in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions